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                                                                  Exhibit (4)(D)

                     Death Benefit Endorsement - Form DB97

                           DEATH BENEFIT ENDORSEMENT

     This Endorsement is a part of the Policy to which it is attached.

The DEATH BENEFIT PROVISION of the Policy is deleted and replaced with the following paragraphs.

DEATH BENEFIT - The amount of the Death Benefit payable will be the greatest of:

1. the total Purchase Payments made, adjusted for any amounts withdrawn and any withdrawal charges on the amounts withdrawn; or

2.   the Policy Value; or

3. the highest of the Policy Values as of the 6th Policy Anniversary, and every 2nd Policy Anniversary thereafter prior to the Policy Anniversary following the Owner's 76th birthday (or the Annuitant's 76th birthday if the Owner is not a natural person). Purchase Payments made after the Policy Anniversary having the highest Policy Value will be added to the Death Benefit, and adjustments will be made for any amounts withdrawn and any withdrawal charges on amounts withdrawn since that Policy Anniversary.

The Death Benefit under (3) above will not increase on or after the Policy Anniversary following the Owner's 76th birthday (or the Annuitant's 76th birthday if the Owner is not a natural person).

Adjustment for any withdrawal and withdrawal charges will reduce the Death Benefit in the same proportion that the amount reduced the Policy Value on the date of the withdrawal.

We will compute the amount of the Death Benefit as of the date the Death Benefit is paid or applied under one of the Annuity Payment Options.

                    UNITED INVESTORS LIFE INSURANCE COMPANY

       s/ John H. Livingston                           /s/ James L. Sedgwick
                   Secretary                           President

DB97